Exhibit 99.2

Almacenes Éxito S.A.

Interim separate financial statements

At September 30, 2023 and at December 31, 2022

Almacenes Éxito S.A.

Interim separate statements of financial position

At September 30, 2023 and at December 31, 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	At September 30 2023	At December 31 2022
Current assets
Cash and cash equivalents	6	674,950	1,250,398
Trade receivables and other receivables	7	404,708	477,912
Prepayments	8	7,481	17,166
Related parties	9	61,121	59,416
Inventories, net	10	2,156,345	2,105,200
Financial assets	11	4,372	40,154
Tax assets	23	403,102	478,476
Assets held for sale	39	3,925	3,925
Total current assets		3,716,004	4,432,647
Non-current assets
Trade receivables and other receivables	7	45,998	54,155
Prepayments	8	3,273	3,235
Receivables with related parties and other non-financial assets	9	10,876	35,273
Financial assets	11	11,091	12,728
Deferred tax assets	23	123,116	60,160
Property, plant and equipment, net	12	2,021,058	2,059,079
Investment property, net	13	82,771	83,420
Rights of use asset, net	14	1,587,729	1,587,943
Other intangible, net	15	192,322	191,204
Goodwill	16	1,453,077	1,453,077
Investments accounted for using the equity method	17	4,569,091	4,788,226
Other assets		398	398
Total non-current assets		10,100,800	10,328,898
Total assets		13,816,804	14,761,545
Current liabilities
Loans and borrowings	19	1,601,970	251,118
Employee benefits	20	4,385	2,692
Provisions	21	11,819	19,870
Payable to related parties	9	225,569	225,234
Trade payables and other payable	22	3,042,535	4,319,342
Lease liabilities	14	284,426	261,824
Tax liabilities	23	68,497	92,846
Derivative instruments and collections on behalf of third parties	24	90,718	123,446
Other liabilities	25	108,776	159,191
Total current liabilities		5,438,695	5,455,563
Non-current liabilities
Loans and borrowings	19	293,938	539,980
Employee benefits	20	14,646	14,646
Provisions	21	11,375	14,311
Trade payables and other payable	22	39,613	70,374
Lease liabilities	14	1,513,717	1,525,272
Other liabilities	25	2,367	2,411
Total non-current liabilities		1,875,656	2,166,994
Total liabilities		7,314,351	7,622,557
Shareholders’ equity
Share capital		4,482	4,482
Reserves		1,421,158	1,541,586
Other equity components		5,076,813	5,592,920
Total shareholders’ equity		6,502,453	7,138,988
Total liabilities and shareholders’ equity		13,816,804	14,761,545

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of profit or loss

Nine months ended September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Continuing operations
Revenue from contracts with customers	27	11,067,542	10,552,057	3,718,490	3,623,830
Cost of sales	10	(8,783,409)	(8,356,490)	(2,979,541)	(2,883,249)
Gross profit		2,284,133	2,195,567	738,949	740,581

Distribution, administrative and selling expenses	28	(2,144,628)	(1,906,531)	(723,453)	(654,874)
Other operating revenue	30	22,638	31,343	6,932	8,124
Other operating expenses	30	(59,054)	(12,157)	(24,377)	(4,546)
Other (losses) net income	30	(4,866)	(1,412)	(542)	129
Operating profit (loss)		98,223	306,810	(2,491)	89,414

Financial income	31	182,627	121,446	16,212	50,929
Financial cost	31	(493,405)	(315,445)	(124,864)	(134,709)
Share of profit in subsidiaries, associates and joint ventures	32	164,153	129,319	54,328	56,275
(Loss) profit before income tax from continuing operations		(48,402)	242,130	(56,815)	61,909
Income tax gain (expense)	23	55,651	(65,390)	25,130	(11,972)
Profit (loss) for the period		7,249	176,740	(31,685)	49,937

Earnings per share (*)
Basic and diluted earnings per share (*):
Basic and diluted profit (loss) per share from continuing operations	33	5.59	136.18	(24.41)	38.48

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of other comprehensive income

Nine months ended September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022

Profit (loss) for the period		7,249	176,740	(31,685)	49,937

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
Remeasurement profit on defined benefit plans		84	-	-	-
(Loss) from financial instruments designated at fair value		(1,042)	(2,889)	(903)	(616)
Total other comprehensive income that will not be reclassified to period results, net of taxes		(958)	(2,889)	(903)	(616)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
(Loss) gain from translation exchange differences (1)	26	(911,221)	153,002	(319,734)	37,865
Gain on hedge of a net investment in a foreign operation	26	-	2,382	-	55
Gain from cash flow hedge	26	1,169	5,653	2,486	1,178
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(910,052)	161,037	(317,248)	39,098
Total other comprehensive income		(911,010)	158,148	(318,151)	38,482
Total comprehensive income		(903,761)	334,888	(349,836)	88,419

Earnings per share:
Basic and diluted earnings per share (*):
Basic and diluted (loss) profit per share from continuing operations	33	(696.35)	258.03	(269.55)	68.13

(*)	Amounts expressed in Colombian pesos.

(1)	Represents exchange differences arising from the translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

The accompanying notes are an integral part of the interim separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of changes in equity

At September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Other equity components	Total shareholders’ equity
	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26	Note 26
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)
Net income	-	-	-	-	-	-	-	-	-	-	176,740	-	176,740
Other comprehensive income	-	-	-	-	-	-	-	-	-	271,358	-	-	271,358
Reacquisition of shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	5	(908)	(903)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	473,133	473,133
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.	-	-	-	-	-	-	-	-	-	(113,210)	-	17,893	(95,317)
Other net decrease (increase) in shareholders’ equity	-	-	-	-	(1,863)	-	-	15,734	13,871	-	(14,351)	(192)	(672)
Balance at September 30, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	345,263	1,557,320	(1,082,009)	576,357	1,444,793	7,024,919

Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)
Net income	-	-	-	-	-	-	-	-	-	-	7,249	-	7,249
Other comprehensive income	-	-	-	-	-	-	-	-	-	(984,823)	-	-	(984,823)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	(65,389)	(65,389)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	488,728	488,728
Equity impact on the valuation put effect of subsidiary Grupo Disco del Uruguay S.A.									-	73,813	-	72,412	146,225
Other net (decrease) in shareholders’ equity	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(1,478)	(7,547)	(11,133)
Balance at September 30, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,877,912)	422,263	2,008,486	6,502,453

The accompanying notes are an integral part of the separate financial statements.

Almacenes Éxito S.A.

Interim separate statements of cash flows

Nine months ended September 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	Nine months ended September 30, 2023	Nine months ended September 30, 2022 restated
Operating activities
Profit for the period		7,249	176,740
Adjustments to reconcile profit for the period
Current income tax	23	2,966	13,958
Deferred income tax	23	(58,617)	51,432
Interest, loans and lease expenses	31	257,534	148,481
Loss (gain) from changes in fair value of derivative financial instruments	31	27,095	(26,666)
Impairment of receivables, net	7.1	1,159	(160)
Impairment of inventories, net	10.1	6,477	2,094
Impairment of property, plant and equipment and investment properties		-	785
Employee benefit provisions	20	1,693	1,269
Provisions and reversals	21	22,975	12,058
Depreciation of property, plant and equipment, investment property and right of use asset	12; 13; 14	381,666	340,379
Amortization of intangible assets	15	18,897	16,892
Share of profit in associates and joint ventures accounted for using the equity method	32	(164,153)	(129,319)
Loss from the disposal of non-current assets		5,862	1,405
Loss from reclassification of non-current assets		-	230
Other adjustments from items other than cash		-	(80)
Interest income	31	(10,480)	(5,658)
Operating income before changes in working capital		500,323	603,840
Decrease in trade receivables and other accounts receivable		80,152	(36,779)
Decrease in prepayments		9,647	12,519
(Increase) decrease in receivables from related parties		(1,199)	17,086
(Increase) in inventories		(53,619)	(690,923)
Decrease in tax assets		9,900	8,077
Payments of provisions	21	(33,962)	(14,105)
(Decrease) in trade payables and other accounts payable		(1,226,981)	(884,998)
Increase in accounts payable to related parties		335	1,018
(Decrease) in tax liabilities		(24,349)	(12,859)
(Decrease) in other liabilities		(50,459)	(69,323)
Income tax, net		80,895	(27,468)
Net cash flows used in operating activities		(709,317)	(1,093,915)
Investing activities
Advances to subsidiaries and joint ventures		(129,561)	(32,627)
Acquisition of property, plant and equipment	12.1	(228,971)	(166,074)
Acquisition of investment property		-	(610)
Acquisition of intangible assets	15	(21,354)	(19,724)
Proceeds of the sale of property, plant and equipment		767	1,000
Dividends received		111,793	113,039
Net cash flows used in investing activities		(267,326)	(104,996)
Financing activities
Cash flows provided by changes in interests in subsidiaries that do not result in loss of control		-	(11)
Proceeds from financial assets		11	6,103
Payments of derivative instruments and collections on behalf of third parties		(34,808)	(20,740)
Proceeds from loans and borrowings	19	1,125,000	764,374
Repayment of loans and borrowings	19	(49,763)	(111,278)
Payments of interest of loans and borrowings	19	(131,027)	(54,885)
Lease liabilities paid	14.2	(206,280)	(198,392)
Interest on lease liabilities paid	14.2	(95,163)	(75,178)
Dividends paid	37	(217,255)	(237,562)
Interest received	31	10,480	5,658
Payments on the reacquisition of shares		-	(316,756)
Net cash flows provided by (used in) financing activities		401,195	(238,667)
Net decrease in cash and cash equivalents		(575,448)	(1,437,578)
Cash and cash equivalents at the beginning of period	6	1,250,398	2,063,528
Cash and cash equivalents at the end of period	6	674,950	625,950

The accompanying notes are an integral part of the interim separate financial statements.

Note 1. General information

Almacenes Éxito S.A., (hereinafter the Company) was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. The life span of the Company goes to December 31, 2150.

The Company is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. On April, 2023, the Company obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM). On August, 2023, the Company obtained registration as a foreign issuer with the U.S the Securities and Exchange Commission (SEC).

The Company´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

At December 31, 2022, the immediate holding company, or controlling entity of Almacenes Éxito S.A. was Companhia Brasileira de Distribuição (hereinafter CBD), which owned 91.52% of its ordinary shares. CBD was controlled by Casino Guichard-Perrachon S.A. is ultimately controlled by Mr. Jean-Charles Henri Naouri.

On August 8, 2023, the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia – SFC) approved the transfer of the Company common shares that will be the subject of the Spin-Off in CBD. With the Spin-Off, CBD will distribute 1.080.556.276 from the Company common shares (83,26% of outstanding common shares) in the form of Brazilian Depositary Receipts Level II (“Éxito BDRs level II”), and American Depositary Shares Level II (“Éxito ADRs level II”). Following the Spin-Off, CBD retained 13.26% of the outstanding common shares of the Company.

At September 30, 2023, the immediate holding company, or controlling entity of the Company is Casino Guichard-Perrachon S.A., which owns 47.29% of its ordinary shares. Casino, Guichard-Perrachon S.A., is ultimately controlled by Mr. Jean-Charles Henri Naouri.

The Company is registered in the Camara de Comercio Aburrá Sur.

Note 2. Basis of preparation and other significant accounting policies

This interim separate financial statements for the nine and three months ended September 30, 2023 and 2022 have been prepared and disclosed in accordance with International Financial Standard (IAS 34) – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and must be read in conjunction with the separate financial statements as of December 31, 2022. These interim separate financial statements do not include all the information required for a separate financial statement prepared in accordance with International Financial Standards (IAS 1) – Presentation of Financial Statements. However, some notes have been included to explain events and transactions that are relevant to understanding the changes in The Company´s financial situation, as well as the operating performance since December 31, 2022.

The interim separate financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Company has prepared the interim separate financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction

During the preparation of the financial statements for 2022, the Company identified an immaterial error in non-controlling interest of the of subsidiary Grupo Disco Uruguay S.A, part of which is subject to put option. Although the error was not material, the Company has voluntarily elected to correct prior periods 2022 and 2021. This correction resulted in a decrease in other equity components, in the equity impact on the valuation put effect, of $87,093 at December 31, 2022 and $126,391 at December 31, 2021 and in the Investments of $87,093 at December 31, 2022. As a result of this correction, the separate statements of financial position and the separate statements of changes in equity had been adjusted in the final figures of these accounts and in these dates.

The immaterial correction did not impact, liabilities, profit for the year, comprehensive income or cash flows for the years ended December 31,2022 and 2021 and for the period of nine months ended September 30, 2022.

Note 3. Significant accounting policies

The accompanying interim separate financial statements at September 30, 2023 have been prepared using the same accounting policies, measurements and bases used to present the separate financial statements for the year ended December 31, 2022, except for new and modified standards and interpretations applied starting January 1, 2023.

The adoption of the new standards in force as of January 1, 2023 mentioned in Note 4.1., did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2022 and no significant effect resulted from adoption thereof.

Note 4. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 4.1. New and amended standards and interpretations.

The Company applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Statement	Description	Impact
Amendment to IAS 1 - Disclosure of Accounting Policies and Practice Statement.

This Amendment, which amends IAS 1 - Presentation of Financial Statements, guides companies in deciding what information about accounting policies should be disclosed to provide more useful information to investors and other primary users of financial statements. The Amendment requires companies to disclose material information about accounting policies by applying the concept of materiality in their disclosures.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 8 - Definition of Accounting Estimates.

This Amendment, which amends IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, modified the definition of accounting estimates and included other amendments to assist entities in distinguishing changes in accounting estimates from changes in accounting policies. This distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are applied retrospectively to past transactions and other past events.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - Deferred Tax Related to Assets and Liabilities arising from a Single Transaction.	This Amendment, which amends IAS 12 Income Tax, details how companies must recognize deferred tax on transactions such as leases and decommissioning liabilities.	These changes did not have any impact in the consolidated financial statements.
Amendment to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 – Comparative Information.	This Amendment, which modifies IFRS 17 - Insurance contracts, applies to entities that apply IFRS 17 and IFRS 9 simultaneously. Considering that these standards have different transition requirements, it is possible that temporary accounting imbalances arise between financial assets and liabilities related with the insurance contract in the comparative information shown in the financial statements upon applying such standards for the first time. The Amendment will help insurance companies to avoid such imbalances, and, consequently, will improve the usefulness of comparative information for investors. For this purpose, it provides insurance companies with an option to present comparative information regarding financial assets.	These changes did not have any impact in the consolidated financial statements.

Note 4.2. New and revised standards and interpretations issued and not yet effective

The Company has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Statement	Description	Applicable to annual periods starting in or after
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

January 1, 2024, with early adoption permitted
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback.

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

January 1, 2024
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements.

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

January 1, 2024.
Amendment to IAS 12 - International Tax Reform: Pillar Two Model Rules.

This Amendment, which amends IAS 12 - Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of Model Pillar Two published by the Organisation for Economic Co-operation and Development (OECD). The rules of this model aim to ensure that large multinational enterprises are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid.

The Amendment provides companies with temporary relief from the accounting for deferred taxes arising from the international tax reform by the Organisation for Economic Co-operation and Development (OECD).

Is applicable for annual reporting periods beginning on or after January 2023, but not for interim periods ending on or before December 31, 2023.
Amendment to IAS 21 – Lack of Exchangeability

This Amendment, which amends IAS 21 – The Effects of Changes in Foreign Exchange Rates, aims to establish the accounting requirements for when one currency is not exchangeable for another currency, specifying the exchange rate to be used and the information that should be disclosed in the financial statements.

The Amendment will allow companies to provide more useful information in their financial statements and will assist investors in addressing an issue not previously covered in the accounting requirements for the effects of exchange rate variations.

January 1, 2025, with early adoption permitted.

Note 5. Relevant facts

No relevant facts have occurred nor registered during the period, except for mentioned in Note 1., related to registration as a foreign issuer with the SEC and CVM and for the change in controlling entity after Spin-Off.

Note 6. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	September 30, 2023	December 31, 2022
Cash at banks and on hand	587,570	1,232,403
Term deposit certificates (1)	84,338	-
Fiduciary rights – money market like	1,774	16,856
Funds (2)	1,268	1,139
Total cash and cash equivalents	674,950	1,250,398

(1)	The balance as of September 30, 2023, corresponds to $84,515 tax refund titles (Tidis) received, which are considered as cash equivalents because its high liquidity, solvency due that could be trade without limitations, and they are used for short term and tax payments and to $7,587 of term deposit certificates -CDT.

(2)	Represents the Collective Investment Fund with Fiduciaria Corficolombiana created by the Parent to guarantee the payment of the lease fee on the Éxito Poblado and Cedi Avenida 68 properties.

At September 30, 2023, the Company recognized interest income from cash at banks and cash equivalents in the amount of $10,480 (September 30, 2022 - $5,658), which were recognized as financial income as detailed in Note 31.

At September 30, 2023 and at December 31, 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 7. Trade receivables and other account receivables

The balance of trade receivables and other account receivables is shown below:

	September 30, 2023	December 31, 2022
Trade receivables (Note 7.1.)	219,944	245,782
Other account receivables (Note 7.2.)	230,762	286,285
Total trade receivables and other account receivables	450,706	532,067
Current	404,708	477,912
Non-Current	45,998	54,155

Note 7.1. Trade receivables

The balance of trade receivables is shown below:

	September 30, 2023	December 31, 2022
Trade accounts	135,233	156,582
Sale of real-estate project inventories	68,461	66,831
Rentals and dealers	9,951	13,322
Net investment in leases	6,221	6,270
Employee funds and lending	5,754	7,870
Allowance for expected credit loss	(5,676)	(5,093)
Trade receivables	219,944	245,782

The allowance for expected credit loss is recognized as expense in profit or loss. During the period of nine months ended September 30, 2023, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $1,159 ($160 - expense for the period ended September 30, 2022).

The movement in the allowance for expected credit losses during the sixth month periods was as follows:

Balance at December 31, 2021	7,285
Additions (Note 28.)	11,779
Reversal of allowance for expected credit losses (Note 30)	(11,939)
Write-off of receivables	(631)
Balance at September 30, 2022	6,494

Balance at December 31, 2022	5,093
Additions (Note 28.)	11,014
Reversal of allowance for expected credit losses (Note 30)	(9,855)
Write-off of receivables	(576)
Balance at September 30, 2023	5,676

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other accounts receivable are written-off if past due for more than one year.

Note 7.2. Other account receivables

	September 30, 2023	December 31, 2022
Recoverable taxes	92,435	103,336
Business agreements	77,028	54,466
Other loans or advances to employees	44,375	82,525
Money remittances	12,151	16,347
Money transfer services	1,308	20,370
Sale of property, plant, and equipment	116	405
Other	3,349	8,836
Total other account receivables	230,762	286,285

Note 8. Prepayments

	September 30, 2023	December 31, 2022
Insurance	6,784	15,247
Lease payments made before commencement date	3,360	4,697
Maintenance	261	-
Advertising	219	-
Other prepayments	130	457
Total prepayments	10,754	20,401
Current	7,481	17,166
Non-current	3,273	3,235

Note 9. Related parties

Note 9.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries, associates, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

-	Casino Group:

(a)	Casino International, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to the Company (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

(b)	Insurance agreement for the intermediation of renewals of certain insurance policies

(c)	Euris, Casino Services y Casino Guichard Perrachon S.A: Cost reimbursement agreements to encourage the exchange of knowledge and experience in certain areas of operation, as well as the reimbursement of expenses related to expatriates.

(d)	Companhia Brasileira de Distribuição (CBD): Cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). The Company also entered into an agreement for the reimbursement of expenses related to the relocation of employees among the Company.

-	Greenyellow Energía de Colombia S.A.S.: Service agreement to provide oversight and monitoring services relating to energy efficiency. As of October 2022 this company has not been a related party.

-	Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

-	Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Company through credit cards, (ii) the use of these credit cards in and out of the Company stores and (iii) the use of other financial services agreed between the parties inside the Company stores.

-	Almacenes Éxito Inversiones S.A.S. Acquisition agreement of telephone plans, provision of administrative services.

-	Logística Transporte y Servicios Asociados S.A.S. Agreement to receive transportation services, contracts for the sale of merchandise, administrative services and reimbursement of expenses.

-	Transacciones Energéticas S.A.S. E.S.P. Contracts of energy trading services.

-	Éxito Industrias S.A.S. Contracts for the lease of real estate and provision of services.

-	Éxito Viajes y Turismo S.A.S. Contract for reimbursement of expenses and administrative services.

-	Patrimonio Autónomo Viva Malls. Real estate lease, administrative services, and reimbursement of expenses.

Note 9.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

As September 30, 2023, as result of the Spin-Off mentioned in Note 1., Companhia Brasileira de Distribuição S.A. - CBD ceased as the controlling entity to become a company of the Casino Group and (b) Casino Guichard-Perrachon S.A. become a controlling entity.

Some reclassifications in the amounts of Casino Group companies and Controlling Entity´s transactions from 2022, where done for comparability effects consequently for the last paragraph.

The amount of revenue, costs and expenses arising from transactions with related parties is as follows:

	Revenue
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Joint ventures (2)	48,356	57,228	16,583	18,208
Subsidiaries (1)	38,690	53,022	12,536	14,870
Casino Group companies (4)	2,767	2,657	1,335	1,343
Total revenue	89,813	112,907	30,454	34,421

	Costs and expenses
	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Subsidiaries (1)	275,799	300,712	94,227	98,377
Joint ventures (2)	81,453	74,845	27,818	26,121
Controlling entity (3)	10,849	10,049	2,909	3,616
Casino Group companies (4)	6,568	49,046	713	16,229
Members of the Board	2,434	1,495	785	253
Total cost and expenses	377,103	436,147	126,452	144,596

(1)	Revenue relates to the provision of administration services to Éxito Industria S.A.S., to Almacenes Éxito Inversiones S.A.S., to Transacciones Energéticas S.A.S. E.S.P., to Logística, Transporte y Servicios Asociados S.A.S. and to Patrimonios Autónomos (stand-alone trust funds); and to the lease of property to Patrimonios Autónomos and to Éxito Viajes y Turismo S.A.S.

Costs and expenses mainly refer to the purchase of goods for trading from Éxito Industrias S.A.S.; transportation services provided by Logística, Transporte y Servicios Asociados S.A.S.; leases and real estate management activities with Patrimonios Autónomos and Éxito Industrias S.A.S.; branding royalty expenses with Éxito Industrias S.A.S., purchase of corporate plans from Almacenes Éxito Inversiones S.A.S.; and services received, purchase of goods and reimbursements with other subsidiaries.

The amount of revenue with each subsidiary is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Patrimonios Autónomos	19,780	31,312	6,041	6,922
Almacenes Éxito Inversiones S.A.S.	14,629	13,815	5,048	4,897
Logística, Transporte y Servicios Asociados S.A.S.	2,007	2,465	611	751
Éxito Viajes y Turismo S.A.S.	1,270	1,126	417	376
Éxito Industrias S.A.S.	899	3,507	383	1,889
Transacciones Energéticas S.A.S. E.S.P.	105	98	36	35
Libertad S.A.	-	699	-	-
Total	38,690	53,022	12,536	14,870

The amount of costs and expenses with each subsidiary is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Logística, Transporte y Servicios Asociados S.A.S.	130,329	123,736	45,969	42,788
Patrimonios Autónomos	80,305	79,990	25,057	22,466
Éxito Industrias S.A.S.	49,841	82,398	17,803	28,205
Almacenes Éxito Inversiones S.A.S.	12,683	12,184	4,369	4,331
Marketplace Internacional Exito y Servicios S.A.S.	1,686	1,699	659	381
Transacciones Energéticas S.A.S. E.S.P.	736	581	251	164
Éxito Viajes y Turismo S.A.S.	219	121	119	42
Libertad S.A.	-	2	-	-
Spice Investment Mercosur S.A.	-	1	-	-
Total costs and expenses	275,799	300,712	94,227	98,377

(2)	The amount of revenue and costs and expenses with each joint venture is as follows:

Revenue:

	Compañía de Financiamiento Tuya S.A.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Commercial activation recovery	37,686	43,775	12,751	14,639
Yield on bonus, coupons and energy	5,737	8,686	2,113	1,897
Lease of real estate	3,019	3,393	966	1,249
Services	784	837	291	257
Total revenue	47,226	56,691	16,121	18,042

	Puntos Colombia S.A.S.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Services	909	537	241	166
Total revenue	909	537	241	166

	Sara ANV S.A.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Employee salary recovery	221	-	221	-
Total revenue	221	-	221	-

Costs and expenses:

	Compañía de Financiamiento Tuya S.A.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Commissions on means of payment	9,996	6,119	3,280	2,239
Total costs and expenses	9,996	6,119	3,280	2,239

	Puntos Colombia S.A.S.
Description	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Cost of customer loyalty program	71,457	68,726	24,538	23,882
Total costs and expenses	71,457	68,726	24,538	23,882

(3)	Costs and expenses related to consulting services provided by Casino Guichard Perrachon S.A.

(4)	Revenue mainly relates to the various services provided. Costs and expenses accrued mainly arise from intermediation in the import of goods, purchase of goods and consultancy services.

Revenue by each company is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Relevan C Colombia S.A.S. (a)	1,935	-	808	-
Casino International	715	1,950	527	1,128
Casino Services	77	-	-	-
Distribution Casino France	40	303	-	75
Greenyellow Energía de Colombia S.A.S.	-	404	-	140
Total revenue	2,767	2,657	1,335	1,343

(a)	Corresponds to revenue of collaboration agreement with Exito Media.

Costs and expenses by each company are as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Distribution Casino France	1,850	4,642	-	654
Euris	1,393	1,226	428	432
International Retail and Trade Services IG.	1,195	-	159	-
Casino Services	1,166	153	73	40
Companhia Brasileira de Distribuição – CBD S.A.	549	8,960	-	2,971
Relevan C Colombia S.A.S.	404	-	41	-
Cdiscount S.A.	11	14	11	6
Greenyellow Energía de Colombia S.A.S. (Note 9.1.)	-	34,051	-	12,125
Total costs and expenses	6,568	49,046	712	16,228

Note 9.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income.

The Company has 659,383 shares in Cnova NV in the amount of $9,222.

Note 9.4. Receivable from related parties

	Receivable		Other non-financial assets
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Joint ventures (1)	43,469	41,464	10,596	34,993
Subsidiaries (2)	12,825	14,503	280	280
Casino Group companies (3)	3,024	3,449	-	-
Controlling entity (4)	1,803	-	-	-
Total	61,121	59,416	10,876	35,273
Current	61,121	59,416	-	-
Non-Current	-	-	10,876	35,273

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.		Sara ANV S.A.
Description	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Reimbursement of shared expenses, collection of coupons and other	4,823	5,298	-	-	-	-
Redemption of points	-	-	30,119	33,469	-	-
Other services	8,284	2,329	-	-	243	368
Total receivable	13,107	7,627	30,119	33,469	243	368

-	Other non-financial assets:

The balance of $34,993 at December 31, 2022 related to payments made during the year to Compañía de Financiamiento Tuya S.A. for the subscription of shares; during 2023, obtained authorization to recognize the capital increase. Likewise, during the period of nine months ended September 30, 2023, Compañía de Financiamiento Tuya S.A. received payments of $9,998 for the subscription of shares that have not been recognized in the equity because authorization has not been obtained by the Financial Superintendence of Colombia.

(2)	The balance of receivables by each subsidiary and by each concept:

-	The balance of receivables by each subsidiary is as follows:

	September 30, 2023	December 31, 2022
Libertad S.A.	7,716	9,148
Patrimonios Autónomos (a)	3,172	3,117
Éxito Industrias S.A.S.	902	525
Logística, Transporte y Servicios Asociados S.A.S.	306	830
Almacenes Éxito Inversiones S.A.S.	485	477
Transacciones Energéticas S.A.S. E.S.P.	163	39
Éxito Viajes y Turismo S.A.S.	78	317
Marketplace Internacional Exito y Servicios S.A.S.	2	49
Devoto Hermanos S.A.	1	1
Total accounts receivable from subsidiaries	12,825	14,503

(a)	Includes $496 of dividend declared.

-	The balance of accounts receivable from subsidiaries is made as follows

	September 30, 2023	December 31, 2022
Strategic direction services	7,716	9,148
Administrative services	1,852	644
Charge for dividends declared	496	496
Reimbursement of expenses	258	419
Sale of goods	-	79
Sale of property, plant and equipment	-	1,698
Other services	2,503	2,019
Total accounts receivable from subsidiaries	12,825	14,503

(3)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	September 30, 2023	December 31, 2022
Casino International	1,773	2,730
Relevan C Colombia S.A.S.	956	192
Companhia Brasileira de Distribuição S.A. – CBD	288	288
Casino Services	7	7
Distribution Casino France	-	232
Total Casino Group companies	3,024	3,449

(4)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

Note 9.5. Payables to related parties

The balance of payables to related parties is shown below:

	September 30, 2023	December 31, 2022
Subsidiaries (1)	171,427	158,398
Joint ventures (2)	50,894	62,673
Controlling entity (3)	2,291	2,578
Casino Group companies (4)	860	1,542
Members of the Board	97	43
Total	225,569	225,234

(1)	The balance of accounts payable to related parties and by concept are as follows:

-	The balance of payables by each subsidiary is as follows:

	September 30, 2023	December 31, 2022
Éxito Industrias S.A.	152,638	139,205
Logística, Transporte y Servicios Asociados S.A.S.	9,667	8,993
Patrimonios Autónomos	3,648	3,855
Almacenes Éxito Inversiones S.A.S.	3,112	3,241
Transacciones Energéticas S.A.S. E.S.P.	2,138	1,874
Marketplace Internacional Exito y Servicios S.A.S.	197	240
Éxito Viajes y Turismo S.A.S.	27	854
Devoto Hermanos S.A.	-	136
Total accounts payable to subsidiaries	171,427	158,398

-	The balance payable to subsidiaries relates to:

	September 30, 2023	December 31, 2022
Purchase of assets and inventories	149,418	137,119
Transportation service	6,810	6,048
Mobile recharge collection service	3,081	3,236
Energy service	2,127	1,874
Lease of property	1,602	3,428
Purchase of tourist trips	27	853
Other services received	8,362	5,840
Total accounts payable to subsidiaries	171,427	158,398

(2)	The balance of payables by each joint venture is as follows:

	September 30, 2023	December 31, 2022
Puntos Colombia S.A.S. (a)	38,486	62,304
Compañía de Financiamiento Tuya S.A. (b)	12,408	369
Total accounts payable to joint ventures	50,894	62,673

(a)	Represents the balance arising from points (accumulations) issued.

(b)	Represents collections on behalf.

(3)	Payables to Casino Group companies such as energy efficiency solutions received, intermediation in the import of goods, and consulting and technical assistance services.

(4)	Represents the balance of personnel expenses receivable from Casino Guichard Perrachon S.A.

	September 30, 2023	December 31, 2022
Casino Services	849	100
CDiscount S.A.	11	-
Distribution Casino France	-	934
Relevan C Colombia S.A.S.	-	508
Total Casino Group companies	860	1,542

Note 9.6. Lease liabilities with related parties

The balance of lease liabilities with related parties is as follows:

	September 30, 2023	December 31, 2022
Subsidiaries	495,631	452,556
Total lease liabilities (Note 14.2)	495,631	452,556
Current	52,361	43,778
Non-Current	443,270	408,778

The balance of lease liabilities relates to lease contracts entered with the following subsidiaries:

	September 30, 2023	December 31, 2022
Patrimonios autónomos (Stand-alone trust funds)	495,631	452,556
Total lease liabilities	495,631	452,556

Note 9.7. Other financial liabilities with related parties

	September 30, 2023	December 31, 2022
Joint ventures (1)	10,846	26,167
Subsidiaries (2)	8,852	17,669
Total	19,698	43,836

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Compañía de Financiamiento Tuya S.A. (Note 24).

(2)	Represents cash collected from subsidiaries as part of the in-house cash program (Note 24).

Note 9.8. Key management personnel compensation

Transactions between the Company and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

In September 2023, the Company modified the definition of key management personnel and this month in after it only includes levels 1 and 2 of the organizational structure.

Compensation of key management personnel is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Short-term employee benefits	27,860	38,808	7,680	9,423
Post-employment benefits	2,206	1,415	2,206	472
Termination benefits	674	-	185	-
Total key management personnel compensation	30,740	40,223	10,071	9,895

Note 10. Inventories, net and cost of sales

Note 10.1. Inventories, net

	September 30, 2023	December 31, 2022
Inventories (1)	2,079,008	1,999,578
Inventories in transit	40,722	58,754
Raw materials	28,498	29,037
Materials, spares, accessories and consumable packaging	7,248	9,537
Real estate project inventories (2)	776	3,213
Production in process	93	5,081
Total inventories	2,156,345	2,105,200

(1)	The movement of the losses on inventory obsolescence and damages, included as lower value in inventories, during the reporting periods is shown below:

Balance at December 31, 2021	8,862
Loss recognized during the period (Note 10.2.)	2,094
Balance at September 30, 2022	10,956

Balance at December 31, 2022	9,969
Loss recognized during the period (Note 10.2.)	6,477
Balance at September 30, 2023	16,446

(2)	For 2023, represents López de Galarza real estate project. For 2022, represented López de Galarza real estate project for $776 and Galeria La 33 real estate projects for $2,437.

At September 30, 2023, and at December 31, 2022, there are no restrictions or liens on the sale of inventories.

Note 10.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Cost of goods sold (1)	9,878,967	9,243,097	3,354,147	3,219,339
Trade discounts and purchase rebates	(1,620,061)	(1,340,366)	(560,215)	(494,612)
Logistics costs (2)	388,785	345,316	136,325	118,273
Damage and loss	129,241	106,349	46,244	39,077
Allowance for inventory losses, net	6,477	2,094	3,040	1,172
Total cost of sales	8,783,409	8,356,490	2,979,541	2,883,249

(1)	The period of nine months ended September 30, 2023 includes $22,013 of depreciation and amortization cost (September 30, 2022 - $20,964).

(2)	The period of nine months ended September 30, 2023 includes $225,853 of employee benefits (September 30, 2022 - $195,537) and $46,560 of depreciation and amortization cost (September 30, 2022 - $42,055).

Note 11. Financial assets

The balance of financial assets is shown below:

	September 30, 2023	December 31, 2022
Financial assets measured at fair value through other comprehensive income (1)	10,676	10,676
Derivative financial instruments designated as hedge instruments (2)	3,344	14,480
Derivative financial instruments (3)	1,028	27,300
Financial assets measured at fair value through profit or loss	415	426
Total financial assets	15,463	52,882
Current	4,372	40,154
Non-current	11,091	12,728

(1)	Financial assets measured at fair value through other comprehensive income are equity investments not held for sale. The detail of these investments is as follows:

	September 30, 2023	December 31, 2022
Cnova N.V.	9,222	9,222
Fideicomiso El Tesoro etapa 4A y 4C 448	1,206	1,206
Associated Grocers of Florida, Inc.	113	113
Central de abastos del Caribe S.A.	71	71
La Promotora S.A.	50	50
Sociedad de acueducto, alcantarillado y aseo de Barranquilla S.A. E.S.P.	14	14
Total financial assets measured at fair value through other comprehensive income	10,676	10,676

(2)	Derivative instruments designated as hedging instrument relates to interest and exchange rate swaps. The fair value of these instruments is determined based on valuation models.

At September 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M	9.0120%	3,344

The detail of maturities of these hedge instruments at September 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	1,194	968	1,182	-	3,344

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M e IBR 1M	9.0% y 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

(3)	Relates to forward contracts used to hedge the variation in the exchange rates. The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at September 30, 2023 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	143	101	784	-	-	1,028

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

At September 30, 2023 and at December 31, 2022, there are no restrictions or liens on financial assets that restrict their sale.

None of the assets were impaired on September 30, 2023 and at December 31, 2022.

Note 12. Property, plant and equipment, net

	September 30, 2023	December 31, 2022
Land	445,269	447,733
Buildings	958,207	944,782
Machinery and equipment	861,204	827,612
Furniture and fixtures	535,214	518,827
Assets under construction	9,639	10,156
Improvements to third-party properties	451,974	429,942
Vehicles	7,588	8,724
Computers	292,455	277,754
Other property, plant and equipment	16,050	16,050
Total property, plant and equipment, gross	3,577,600	3,481,580
Accumulated depreciation	(1,556,542)	(1,422,501)
Total property, plant and equipment, net	2,021,058	2,059,079

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	449,842	926,054	749,208	468,105	9,073	366,792	8,892	253,889	16,050	3,247,905
Additions	-	14,540	65,671	48,718	2,724	47,768	40	20,670	-	200,131
Disposals and derecognition	-	(2,383)	(21,685)	(8,683)	(9)	(6,641)	(152)	(2,488)	-	(42,041)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	(201)	(9,299)	(6,929)	(34)	(1,766)	-	(2,123)	-	(20,352)
Other minor changes	-	25	134	57	34	-	-	170	-	420
Balance at September 30, 2022	449,842	938,035	784,029	501,268	11,788	406,153	8,780	270,118	16,050	3,386,063

Balance at December 31, 2022	447,733	944,782	827,612	518,827	10,156	429,942	8,724	277,754	16,050	3,481,580
Additions	-	15,623	66,448	27,742	269	23,458	-	21,822	-	155,362
Disposals and derecognition	-	-	(22,024)	(7,747)	(395)	(873)	(1,136)	(5,458)	-	(37,633)
(Decrease) from transfers (to) other balance sheet accounts - tax assets	-	-	(10,895)	(3,608)	(391)	(553)	-	(2,946)	-	(18,393)
(Decrease) from transfers (to) other balance sheet accounts – inventories	(2,464)	(2,198)	-	-	-	-	-	-	-	(4,662)
Increase from transfers from other balance sheet accounts – intangibles	-	-	63	-	-	-	-	1,283	-	1,346
Balance at September 30, 2023	445,269	958,207	861,204	535,214	9,639	451,974	7,588	292,455	16,050	3,577,600

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	-	202,080	415,663	297,507	-	203,125	6,895	132,040	5,585	1,262,895
Depreciation	-	20,722	50,593	35,631	-	22,383	666	22,341	591	152,927
Disposals and derecognition	-	(601)	(17,529)	(6,898)	-	(5,915)	(119)	(2,450)	-	(33,512)
Balance at September 30, 2022	-	222,201	448,727	326,240	-	219,593	7,442	151,931	6,176	1,382,310

Balance at December 31, 2022		228,805	462,032	337,282		227,500	7,591	152,918	6,373	1,422,501
Depreciation		21,249	53,206	38,974		25,814	474	25,009	591	165,317
Disposals and derecognition		-	(17,213)	(6,695)		(806)	(1,016)	(4,886)	-	(30,616)
Decrease) from transfers (to) other balance sheet accounts – inventories		(660)	-	-		-	-	-	-	(660)
Balance at September 30, 2023		249,394	498,025	369,561		252,508	7,049	173,041	6,964	1,556,542

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by the Company management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Company which concluded that there are no contractual or legal obligations at acquisition.

At September 30, 2023 and at December 31, 2022 no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

Note 12.1 Additions to property, plant and equipment for cash flow presentation purposes

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Additions	155,362	200,131
Additions to trade payables for deferred purchases of property, plant and equipment	(217,320)	(248,211)
Payments for deferred purchases of property, plant and equipment	290,929	214,154
Acquisition of property, plant and equipment in cash	228,971	166,074

Note 13. Investment properties, net

The Company’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	September 30, 2023	December 31, 2022
Land	60,314	60,314
Buildings	29,576	29,576
Constructions in progress	850	850
Total cost of investment properties	90,740	90,740
Accumulated depreciation	(7,907)	(7,258)
Impairment	(62)	(62)
Total investment properties, net	82,771	83,420

The movement of the accumulated depreciation during the reporting periods is shown below:

Accumulated depreciation	Buildings
Balance at December 31, 2021	5,676
Depreciation expenses	557
Disposals and derecognition	(39)
Increase from transfers from non-current assets held for sale	434
Balance at September 30, 2022	6,628

Balance at December 31, 2022	7,258
Depreciation expenses	649
Balance at September 30, 2023	7,907

At September 30, 2023 and at December 31, 2022, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At September 30, 2023 and at December 31, 2022, the Company is not committed to acquire, build or develop new investment property. Neither there are compensations from third parties arising from the damage or loss of investment property.

No impairment was identified at September 30, 2023.

Note 14. Leases

Note 14.1 Right of use asset, net

	September 30, 2023	December 31, 2022
Right of use asset	3,166,516	2,929,731
Accumulated depreciation	(1,578,787)	(1,341,788)
Total right of use asset, net	1,587,729	1,587,943

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2021	2,798,618
Increase from new contracts	117,481
Remeasurements from existing contracts (1)	162,240
Derecognition, reversal and disposal (2)	(168,927)
Others	(6,789)
Balance at September 30, 2022	2,902,623

Balance at December 31, 2022	2,929,731
Increase from new contracts	27,333
Remeasurements from existing contracts (1)	193,285
Derecognition and disposal (2)	(14,467)
Others	30,634
Balance at September 30, 2023	3,166,516

Accumulated depreciation

Balance at December 31, 2021	1,189,019
Depreciation	186,895
Derecognition and disposal (2)	(89,197)
Balance at September 30, 2022	1,286,717

Balance at December 31, 2022	1,341,788
Depreciation	215,700
Derecognition and disposal (2)	(13,513)
Others	34,812
Balance at September 30, 2023	1,578,787

(1)	Mainly results from the extension of contract terms, indexation, or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

The cost of right of use asset by class of underlying asset is shown below:

	September 30, 2023	December 31, 2022
Buildings	3,158,925	2,921,013
Equipment	5,206	6,163
Vehicles	2,385	2,555
Total	3,166,516	2,929,731

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	September 30, 2023	December 31, 2022
Buildings	1,573,156	1,337,094
Equipment	4,359	3,656
Vehicles	1,272	1,038
Total	1,578,787	1,341,788

Depreciation expense by class of underlying asset is shown below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Buildings	214,154	185,377	73,635	63,486
Equipment	1,400	1,094	1,046	365
Vehicles	146	424	(543)	197
Total depreciation	215,700	186,895	74,138	64,048

At September 30, 2023, the average remaining term of lease contracts is 12.00 years (12.39 years as at December 31, 2022), which is also the average remaining period over which the right of use asset is depreciated.

Note 14.2 Lease liability

	September 30, 2023	December 31, 2022
Lease liabilities (1)	1,798,143	1,787,096

Current	284,426	261,824
Non-current	1,513,717	1,525,272

(1)	Includes $495,631 (December 31, 2022- $452,556) of lease liabilities with related parties (Note 9.6).

The movement in lease liabilities is as shown:

Balance at December 31, 2021	1,820,785
Additions	117,481
Accrued interest	76,192
Remeasurements	162,240
Terminations	(85,545)
Payments of lease liabilities including interests	(273,570)
Balance at September 30, 2022	1,817,583

Balance at December 31, 2022	1,787,096
Additions	27,333
Accrued interest	96,934
Remeasurements	193,285
Terminations	(5,062)
Payments of lease liabilities including interests	(301,443)
Balance at September 30, 2023	1,798,143

Below are the future lease liability payments at September 30, 2023:

Up to one year	407,394
From 1 to 5 years	1,108,238
More than 5 years	944,910
Minimum lease liability payments	2,460,542
Future financing (expenses)	(662,399)
Total minimum net lease liability payments	1,798,143

The Company is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, and there are no restrictions nor covenants imposed by leases.

Note 15. Other intangible assets, net

The net balance of other intangible assets, net is shown below:

	September 30, 2023	December 31, 2022
Trademarks	86,427	81,131
Computer software	247,117	232,398
Rights	20,491	20,491
Other	22	22
Total cost of other intangible assets	354,057	334,042
Accumulated amortization	(161,735)	(142,838)
Total other intangible assets, net	192,322	191,204

The movement of the cost of intangible and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021	81,131	220,442	20,491	22	322,086
Additions	-	19,724	-	-	19,724
Disposals and derecognition	-	(9,459)	-	-	(9,459)
Other minor movements	-	(459)	-	-	(459)
Balance at September 30, 2022	81,131	230,248	20,491	22	331,892

Balance at December 31, 2022	81,131	232,398	20,491	22	334,042
Additions	5,296	16,058	-	-	21,354
Transfers to other balance sheet accounts – Property, plant and Equipment	-	(1,346)	-	-	(1,346)
Other	-	7	-	-	7
Balance at September 30, 2023	86,427	247,117	20,491	22	354,057

Accumulated amortization	Computer software	Rights	Other	Total
Balance at December 31, 2021	130,527	-	-	130,527
Amortization	16,892		-	16,892
Disposals and derecognition	(9,459)		-	(9,459)
Balance at September 30, 2022	137,960		-	137,960

Balance at December 31, 2022	142,838		-	142,838
Amortization	18,897		-	18,897
Balance at September 30, 2023	161,735		-	161,735

(1)	Represents Surtimax trademark in amount of $17,427 acquired upon the merger with Carulla Vivero S.A., Super Inter trademark acquired upon the business combination with Comercializadora Giraldo Gómez y Cía. S.A. in amount of $63,704 and Taeq trademark acquired in 2023 in amount of $5,296.

The trademarks have an indefinite useful life. The Company estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

At September 30, 2023 and at December 31, 2022, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 16. Goodwill

The balance of goodwill is as follows:

	September 30, 2023	December 31, 2022
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Cafam	122,219	122,219
Others	49,789	49,789
Total goodwill	1,453,077	1,453,077

Goodwill was not impaired at September 30, 2023 and at December 31, 2022.

Note 17. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	September 30, 2023	December 31, 2022
Spice Investment Mercosur S.A. (Note 2.1.) (a)	Subsidiary	2,076,510	2,094,228
Patrimonio Autónomo Viva Malls	Subsidiary	1,031,405	1,021,744
Onper Investment 2015 S.L.	Subsidiary	938,931	1,114,211
Compañía de Financiamiento Tuya S.A.	Joint venture	247,040	287,611
Éxito Industrias S.A.S.	Subsidiary	218,913	205,272
Logística, Transporte y Servicios Asociados S.A.S.	Subsidiary	17,562	24,725
Puntos Colombia S.A.S.	Joint venture	12,772	11,514
Marketplace Internacional Éxito y Servicios S.A.S.	Subsidiary	6,340	6,404
Éxito Viajes y Turismo S.A.S.	Subsidiary	5,572	5,176
Almacenes Éxito Inversiones S.A.S.	Subsidiary	4,495	2,208
Fideicomiso Lote Girardot	Subsidiary	3,850	3,850
Patrimonio Autónomo Iwana	Subsidiary	2,850	3,025
Transacciones Energéticas S.A.S. E.S.P.	Subsidiary	1,653	1,956
Sara ANV S.A.	Joint venture	671	799
Depósito y Soluciones Logísticas S.A.S.	Subsidiary	396	5,348
Gestión y Logistica S.A.	Subsidiary	131	155
Total investments accounted for using the equity method		4,569,091	4,788,226

(a)	At September, 2023, was acquired additional 6.66% of the subsidiaries equity.

Note 18. Non-cash transactions

During the nine months periods ended at September 2023 and 2022, the Company had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 12.1 and 14, respectively.

Note 19. Loans and borrowing

The balance of loans and borrowing is shown below:

	September 30, 2023	December 31, 2022
Bank loans	1,895,908	791,098

Current	1,601,970	251,118
Non-current	293,938	539,980

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2021	878,268
Proceeds from loans and borrowing	764,374
Interest accrued	72,289
Repayments of interest on loans and borrowings	(166,163)
Balance at September 30, 2022	1,548,768

Balance at December 31, 2022 (1)	791,098
Proceeds from loans and borrowing (2)	1,125,000
Interest accrued	160,600
Repayments of interest on loans and borrowings (3)	(180,790)
Balance at September 30, 2023	1,895,908

Below is a detail of maturities for non-current loans and borrowings outstanding at September 30, 2023, discounted at present value:

Year	Total
2024	143,912
2025	80,235
2026	40,429
>2027	29,362
293,938

(1)	The balance at December 31, 2022 mainly includes $157,082 of a bilateral credit taken on March 27, 2020, $135,000 of a bilateral credit taken on June 3, 2020 and the extension of a bilateral credit with three new bilateral credits in amounts of $200,000; $155,458 y $125,025 taken on March 26, 2021.

(2)	The Company requested disbursement of $100,000 against one of its outstanding bilateral credits entered February 15, 2019; disbursement of $300,000 and $100,000 against the bilateral revolving credit entered on February 18, 2022 and disbursement of $200,000 against other bilateral revolving credit entered on April 4, 2022.

In April 2023, the Company requested disbursements for $130,000 and $70,000 against the bilateral revolving credit entered on October 20, 2022.

In May 2023, the Company requested disbursements for $100,000 against the bilateral revolving credit entered on October 20, 2022.

In August 2023, the Company requested disbursements for $100,000 and $25,000 of new bilateral credit entered on August 28, 2023, used according to literal (a) Note 17.

(3)	In March 2023, the Company repaid $12,083 on the bilateral credit agreement executed on March 27, 2020.

In April 2023, the Company paid $17,271 and $8,325 corresponding to two bilateral credit contracts signed on March 26, 2021.

In June 2023, the Company paid $12,083 corresponding to the bilateral credit agreement signed on March 27, 2020

During the period of nine months ended at September 30, 2023 the Company paid $131,027 of interest.

As of September 30, 2023, the Company has no available unused credit lines.

Covenants

Under loans and borrowing contracts, the Company is subject to comply with the following financial covenants, as long as the Company has payment obligations arising from the contracts executed on March 27, 2020, the Company is committed to maintain a leverage financial ratio of less than 2.8x. Such ratio will be measured annually on April 30 or, if not a working day, the next working day, based on the audited separate financial statements of the Company for each annual period.

As at December 31, 2022, the Company complied with its covenants.

Additionally, from the same loans and borrowing contracts the Company is subject to comply with some non-financial covenant, which at September 30, 2023 and December 31, 2022 were complied.

Note 20. Employee benefits

The balance of employee benefits is shown below:

	September 30, 2023	December 31, 2022
Defined benefit plans	17,315	15,810
Long-term benefit plan	1,716	1,528
Total employee benefits	19,031	17,338

Current	4,385	2,692
Non-Current	14,646	14,646

Note 21. Provisions

The balance of provisions is shown below:

	September 30, 2023	December 31, 2022
Legal proceedings (1)	14,505	12,695
Restructuring	2,377	10,457
Taxes other than income tax	242	3,578
Other	6,070	7,451
Total provisions	23,194	34,181

Current	11,819	19,870
Non-current	11,375	14,311

At September 30, 2023 and at December 31, 2022, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated potential losses arising from lawsuits brought against the Company, related to labor and civil matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	September 30, 2023	December 31, 2022
Labor legal proceedings	8,141	7,414
Civil legal proceedings	6,364	5,281
Total legal proceedings	14,505	12,695

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2021	12,835	3,407	878	10,239	27,359
Increase	4,156	171	4,618	5,801	14,746
Payments	(1,223)	-	(3,819)	(9,063)	(14,105)
Reversals (not used)	(1,786)	-	(124)	(778)	(2,688)
Others	-	-	-	(87)	(87)
Balance at September 30, 2022	13,982	3,578	1,553	6,112	25,225

Balance at December 31, 2022	12,695	3,578	10,457	7,451	34,181
Increase	5,271	-	21,024	3,756	30,051
Payments	(1,358)	-	(27,839)	(4,765)	(33,962)
Reversals (not used)	(2,103)	(3,336)	(1,265)	(372)	(7,076)
Balance at September 30, 2023	14,505	242	2,377	6,070	23,194

Note 22. Trade payables and other payable

	September 30, 2023	December 31, 2022
Payables to suppliers of goods	1,879,729	2,166,915
Payables and other payable - agreements (1)	638,207	1,485,281
Payables to other suppliers	232,354	314,017
Purchase of assets	86,931	169,766
Employee benefits	186,078	150,551
Withholding tax payable	35,212	52,622
Tax payable	2,656	5,757
Dividends payable	2,354	2,217
Other	18,627	42,590
Total trade payables and other payable	3,082,148	4,389,716

Current	3,042,535	4,319,342
Non-current	39,613	70,374

(1)	The detail of payables and other payable - agreements is shown below:

	September 30, 2023	December 31, 2022
Payables to suppliers of goods	558,154	1,438,494
Payables to other suppliers	80,053	46,787
Total payables and other payable - agreements	638,207	1,485,281

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Company. The Company cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement.

Additionally, the Company enter into agreements with some financial institutions in Colombia, which grant an additional payment period for these anticipated receivables of the suppliers. The terms under such agreements are not unique to the Company but are based on market practices in Colombia applicable to other players in the market that don’t legally modify the nature of the commercial transactions.

Note 23. Income tax

Note 23.1. Tax regulations applicable to the Company

a.	For taxable 2023 and 2022 the income tax rate for corporates is 35%.

For taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%, if so, it will increase by the percentage points required to reach the indicated effective tax rate.

b.	From 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	From taxable 2023, the tax on dividends distributed to natural persons residing in Colombia is 7.5%, for national companies it is 10% and for natural persons not residing in Colombia and foreign companies it is 20%, when such dividends have been taxed. at the head of the companies that distribute it.

Tax credits

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five (5) years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

At September 30, 2023, the Company has accrued $211,190 (at December 31, 2022 - $211,190) excess presumptive income over net income.

The movement of the Company excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190
Movement of excess presumptive income	-
Balance at September 30, 2023	211,190

At September 30, 2023, the Company has accrued tax losses amounting to $964,565 (at December 31, 2022 - $740,337).

The movement of tax losses at the Company during the reporting period is shown below:

Balance at December 31, 2021	738,261
Adjustment from prior periods	2,076
Balance at December 31, 2022	740,337
Tax expense during the period	224,228
Balance at September 30, 2023	964,565

Note 23.2. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	September 30, 2023	December 31, 2022
Income tax credit receivable	198,155	281,803
Tax discounts applied	128,114	109,241
Industry and trade tax advances and withholdings	52,901	62,801
Tax discounts from taxes paid abroad	23,932	24,631
Total current tax assets	403,102	478,476

Current tax liabilities

	September 30, 2023	December 31, 2022
Industry and trade tax payable	64,891	91,084
Tax on real estate	3,606	1,762
Total current tax liabilities	68,497	92,846

Note 23.3. Income tax

The components of the income tax gain (expense) recognized in the statement of profit or loss were:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Deferred income tax gain (expense) (Note 23.4)	58,617	(51,432)	24,807	(9,801)
Adjustment in respect of current income tax of prior periods	100	(9,082)	325	-
Current income tax (expense)	(389)	(16)	-	(16)
(Expense) tax paid abroad	(2,677)	(4,860)	(2)	(2,155)
Total income tax gain (expense)	55,651	(65,390)	25,130	(11,972)

Note 23.4. Deferred tax

	September 30, 2023			December 31, 2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax, net	Deferred tax assets	Deferred tax liabilities	Deferred tax, net
Lease liability	629,350	-	629,350	625,484	-	625,484
Tax losses	337,598	-	337,598	259,118	-	259,118
Excess presumptive income	73,917	-	73,917	73,917	-	73,917
Tax credits	61,849	-	61,849	62,943	-	62,943
Trade payables and other payables	10,231	-	10,231	43,797	-	43,797
Investment property	-	(50,049)	(50,049)	-	(47,799)	(47,799)
Buildings	-	(171,161)	(171,161)	-	(168,860)	(168,860)
Goodwill	-	(217,680)	(217,680)	-	(218,308)	(218,308)
Right of use asset	-	(553,572)	(553,572)	-	(553,457)	(553,457)
Other	47,002	(44,369)	2,633	36,706	(53,381)	(16,675)
Total	1,159,947	(1,036,831)	123,116	1,101,965	(1,041,805)	60,160

The movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Gain (expense) from deferred tax recognized in income	58,617	(51,432)
Gain from deferred tax recognized in other comprehensive income	4,339	94
Total movement of net deferred tax	62,956	(51,338)

Temporary differences related to investments in subsidiaries, associates and joint ventures, for which no deferred tax liabilities have been recognized at September 30, 2023 amounted to $1,395,447 (at December 31, 2022 - $1,963,199).

Note 23.5. Income tax consequences related to payments of dividends

There are no income tax consequences related to the payment of dividends in either 2023 or 2022 by the Company to its shareholders.

Note 24. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	September 30, 2023	December 31, 2022
Collections on behalf of third parties (1)	83,234	118,042
Derivative financial instruments (2)	5,879	5,404
Derivative financial instruments designated as hedge instruments (3)	1,605	-
Total derivative instruments and collections on behalf of third parties	90,718	123,446

(1)	Collections on behalf of third parties includes amounts received for services where the Company acts as an agent, such as travel agency sales, card collections, money collected for subsidiaries as part of the in-house cash program and payments and banking services provided to customers. Include $19,698 (at December 31, 2022 - $43,836) with third parties (Note 9.7).

(2)	The detail of maturities of these instruments at September 30, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,626	2,253	-	-	5,879

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

(3)	Derivative instruments designated as hedging instrument relates to The fair value of these instruments is determined based on valuation models.

At September 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Exchange rate	Trade payables	USD/COP	1 USD / $4,191.76	1,605

The detail of maturities of these hedge instruments at September 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	841	764	-	-	-	1,605

Note 25. Other liabilities

The balance of other liabilities is shown below:

	September 30, 2023	December 31, 2022
Deferred revenues (1)	107,650	143,074
Advance payments under lease agreements and other projects	2,898	2,942
Repurchase coupon	435	942
Instalments received under “plan resérvalo”	160	284
Advance payments for fixed assets sold (2)	-	14,360
Total other liabilities	111,143	161,602

Current	108,776	159,191
Non-current	2,367	2,411

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

(2)	Corresponded to advance payment received for the sale of “Galería la 33” real estate project, legalized in 2023.

The Company considers deferred revenues as contractual liabilities. The movement of deferred revenue and the related revenue recognized during the reporting periods, is shown below:

Deferred revenue
Balance at December 31, 2021	165,046
Additions	707,449
Revenue recognized	(777,755)
Balance at September 30, 2022	94,740

Balance at December 31, 2022	143,074
Additions	1,343,788
Revenue recognized	(1,379,212)
Balance at September 30, 2023	107,650

Note 26. Shareholders’ equity

Capital and premium on placement of shares

At September 30, 2023 and at December 31, 2022, the Company authorized capital is represented in 1.590.000.000 common shares with a nominal value of $3.3333 colombian pesos each.

At September 30, 2023 and at December 31, 2022, the number of outstanding shares is 1.344.720.453 and the number of treasury shares reacquired is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Company´s shares.

The premium on placement of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed as profits upon winding-up of the company, or upon capitalization of this value. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of the Company.

Reserves

Reserves are appropriations made by the Company´s General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other accumulated comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	September 30, 2023			September 30, 2022			December 31, 2022
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Measurement from financial instruments designated at fair value through other comprehensive income	(5,401)	-	(5,401)	(4,747)	-	(4,747)	(4,359)	-	(4,359)
Remeasurement on defined benefit plans	(652)	334	(318)	(3,583)	1,258	(2,325)	(736)	334	(402)
Translation exchange differences	(1,862,795)	-	(1,862,795)	(1,065,437)	-	(1,065,437)	(951,574)	-	(951,574)
(Loss) on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(19,068)	-	(19,068)	(18,977)	-	(18,977)
Gain from cash-flow hedge	9,768	(189)	9,579	14,721	(5,153)	9,568	12,938	(4,528)	8,410
Total other accumulated comprehensive income	(1,878,057)	145	(1,877,912)	(1,078,114)	(3,895)	(1,082,009)	(962,708)	(4,194)	(966,902)

Note 27. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Retail sales (1)	10,759,100	10,247,650	3,618,404	3,535,836
Service revenue (2)	264,018	219,891	88,073	77,345
Other revenue (3)	44,424	84,516	12,013	10,649
Total revenue from contracts with customers	11,067,542	10,552,057	3,718,490	3,623,830

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates.

This amount includes the following items:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Retail sales, net of sales returns and rebates	10,711,892	10,221,390	3,618,404	3,535,836
Sale of inventories of real estate project (a)	47,208	26,260	-	-
Total retail sales	10,759,100	10,247,650	3,618,404	3,535,836

(a)	At September 30, 2023, corresponds to the sale of the inventory of the Galería la 33 real estate project for $29,208 and inventory of Carulla Calle 100 real estate project for $18,000. At September 30, 2022 represents the sale of the inventory of a percentage of the Montevideo real estate project for $26,260.

(2)	Revenues from services and rental income comprise:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Distributors	64,794	58,613	19,921	19,015
Advertising	61,508	54,722	21,971	21,003
Lease of real estate	41,570	28,872	12,870	11,043
Lease of physical space	29,606	19,436	11,052	7,109
Banking services	16,474	13,516	5,947	4,919
Administration of real estate	15,364	12,566	4,542	3,702
Commissions	12,388	13,454	4,463	3,781
Transport	8,554	6,631	2,748	2,164
Money transfers	6,963	6,096	2,183	2,418
Other services	6,797	5,985	2,376	2,191
Total service revenue	264,018	219,891	88,073	77,345

(3)	Other revenue relates to:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Marketing events	14,384	12,065	4,506	3,572
Leverages of assets (a)	10,257	57,411	3,044	1,459
Collaboration agreements (b)	6,251	6,551	564	2,946
Royalty revenue	2,798	2,983	1,661	740
Financial services	2,502	1,668	741	664
Use of parking spaces	1,327	1,152	445	375
Technical assistance	1,144	1,165	418	419
Other	5,761	1,521	634	474
Total other revenue	44,424	84,516	12,013	10,649

(a)	Variation is generated because at 2022 it included mainly the bonus received for the operating results generated in real estate projects for $32,948, to the bonus to obtain permanence in a property lease for $6,000; and income from strategic alliances goals for $4,422.

(b)	Represents revenue from the following collaboration agreements:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Sara ANV S.A.	2,795	2,457	893	871
Éxito Media	1,779	615	657	90
Alianza Sura	1,587	3,479	(1,015)	1,985
Moviired S.A.S. (i)	90	-	29	-
Total revenue from collaboration agreements	6,251	6,551	564	2,946

(i)	Collaboration agreements started at December, 2022.

Note 28. Distribution, administrative and selling expenses

The amount of distribution, administrative and selling expenses by nature is:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Employee benefits (Note 29)	616,249	538,564	217,130	190,358
Depreciation and amortization	331,990	294,252	111,690	99,651
Taxes other than income tax	167,044	118,035	46,807	31,706
Fuels and power	141,475	131,067	47,356	46,131
Repairs and maintenance	114,014	101,386	39,443	32,976
Services	72,204	64,758	24,675	20,052
Advertising	73,907	73,522	26,516	27,699
Security services	62,297	57,646	18,635	19,338
Commissions on debit and credit cards	59,785	48,323	19,745	17,131
Professional fees	51,187	55,852	16,568	18,895
Leases	42,370	48,725	12,441	20,583
Administration of trade premises	42,854	37,104	14,513	12,697
Cleaning services	38,110	32,655	12,247	11,054
Transport	31,711	31,892	10,641	10,905
Insurance	29,785	28,033	10,568	10,216
Commissions	12,526	8,903	4,220	2,989
Outsourced employees	11,718	9,742	3,720	3,619
Expected credit loss expense (Note 7.1)	11,014	11,779	3,804	3,893
Packaging and marking materials	10,626	14,327	3,857	4,680
Travel expenses	9,899	10,445	2,867	4,065
Other provision expenses	9,027	10,135	3,124	2,193
Cleaning and cafeteria	6,991	6,710	2,256	2,361
Other commissions	5,788	6,134	1,674	2,087
Legal expenses	5,072	6,386	1,702	1,121
Ground transportation	3,239	3,094	1,069	1,105
Stationery, supplies and forms	4,214	3,663	1,571	1,500
Autos Éxito collaboration agreement	918	1,541	307	486
Seguros Éxito collaboration agreement	481	-	-	-
Other	178,133	151,858	64,307	55,383
Total distribution, administrative and selling expenses	2,144,628	1,906,531	723,453	654,874
Distribution expenses	1,380,698	1,215,654	457,492	415,490
Administrative and selling expenses	147,681	152,313	48,831	49,026
Employee benefit expenses	616,249	538,564	217,130	190,358

Note 29. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Wages and salaries	519,079	453,037	182,982	160,566
Contributions to the social security system	7,850	6,924	2,689	2,247
Other short-term employee benefits	30,890	26,711	10,681	9,046
Total short-term employee benefit expenses	557,819	486,672	196,352	171,859

Post-employment benefit expenses, defined contribution plans	43,913	37,986	15,263	13,272
Post-employment benefit expenses, defined benefit plans	1,875	1,704	555	510
Total post-employment benefit expenses	45,788	39,690	15,818	13,782

Termination benefit expenses	736	1,297	554	584
Other long-term employee benefits	116	146	59	42
Other personnel expenses	11,790	10,759	4,347	4,091
Total employee benefit expenses	616,249	538,564	217,130	190,358

The cost of employee benefit include in cost of sales is shown in Note 10.2.

Note 30. Other operating (expenses) revenue, net

Other operating revenue

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Recovery of impairment of trade receivables (Note 7.1)	9,855	11,939	3,183	4,446
Other indemnification (1)	4,392	15,880	2,451	2,774
Reimbursement of tax-related costs and expenses	3,336	-	(1)	-
Recovery of other provisions	2,103	1,914	795	784
Recovery of costs and expenses from taxes other than income tax (2)	1,315	836	-	(4)
Recovery of restructuring expenses	1,265	124	468	124
Others	372	650	36	-
Total other operating revenue	22,638	31,343	6,932	8,124

(1)	Corresponds to the compensation paid by Rappi S.A.S. for the losses of the Turbo operation.

(2)	Corresponds to the nullity of the process for the IVA review settlements for bimesters 3, 4 and 6 of 2013 (Note 21).

Other operating expenses

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Restructuring expenses, net (1)	(21,024)	(4,618)	(5,012)	-
Other (2)	(38,030)	(7,539)	(19,365)	(4,546)
Total other operating expenses	(59,054)	(12,157)	(24,377)	(4,546)

(1)	Expenses from the restructuring plan provision, which includes operating excellence plan and corporate retirement plan.

(2)	Includes mainly $34,469 (2022 - $2,774) to fees for registration process in the New York and Sao Paulo stock exchanges.

Other (losses) net income

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Gain from the early termination of lease contracts	388	5,814	123	3,515
Gain from the sale of assets	335	207	285	-
Impairment loss on assets	-	(785)	-	(785)
Write-off of assets	(5,589)	(6,742)	(950)	(2,652)
Others	-	94	-	51
Total other (losses) net income	(4,866)	(1,412)	(542)	129

Note 31. Financial income and cost

The amount of financial income and cost is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Gain from exchange differences	131,044	39,982	7,854	5,377
Gain from liquidated derivative financial instruments	35,730	34,890	3,569	24,093
Interest income on cash and cash equivalents (Note 6)	10,480	5,658	3,173	1,073
Gain from fair value changes in derivative financial instruments	1,131	36,995	832	19,211
Interest from investment in finance leases	3,922	3,733	3,706	3,653
Other financial income	320	188	(2,922)	(2,478)
Total financial income	182,627	121,446	16,212	50,929

Interest expense on loan and borrowings	(160,600)	(72,289)	(62,446)	(35,539)
(Loss) gain from exchange differences	(84,820)	(113,865)	121	(60,321)
Interest expense on lease liabilities	(96,934)	(76,192)	(33,804)	(26,962)
Loss from liquidated derivative financial instruments	(65,806)	(11,135)	(27,789)	(1,097)
Factoring expenses	(48,519)	(24,411)	(8,979)	(9,244)
Loss from fair value changes in derivative financial instruments	(28,226)	(10,329)	10,130	566
Commission expenses	(4,767)	(3,518)	(877)	(972)
Other financial expenses	(3,733)	(3,706)	(1,220)	(1,140)
Total financial cost	(493,405)	(315,445)	(124,864)	(134,709)
Net financial result	(310,778)	(193,999)	(108,652)	(83,780)

Note 32. Share of income in subsidiaries and joint ventures that are accounted for using the equity method

The share of income in subsidiaries and joint ventures that are accounted for using the equity method is as follows:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Spice Investments Mercosur S.A.	167,841	107,549	39,649	42,083
Patrimonio Autónomo Viva Malls	71,491	49,857	28,664	20,606
Éxito Industrias S.A.S.	14,096	25,996	4,613	10,941
Éxito Viajes y Turismo S.A.S.	3,067	2,821	708	1,073
Logística, Transportes y Servicios Asociados S.A.S.	2,838	4,624	985	1,040
Almacenes Éxito Inversiones S.A.S.	2,287	(358)	949	(36)
Puntos Colombia S.A.S.	1,258	756	(398)	(2,574)
Depósitos y Soluciones Logísticas S.A.S.	198	(14)	16	74
Gestión y Logística S.A.	(24)	(7)	(4)	17
Marketplace Internacional Éxito y Servicios S.A.S.	(64)	(201)	26	(147)
Patrimonio Autónomo Iwana	(86)	(74)	(7)	(8)
Sara ANV S.A.	(222)	-	(180)	-
Transacciones Energéticas S.A.S. E.S.P.	(302)	96	(124)	47
Onper Investments 2015 S.L.	(22,660)	(32,962)	3,277	(8,170)
Compañía de Financiamiento Tuya S.A.	(75,565)	(28,764)	(23,846)	(8,671)
Total	164,153	129,319	54,328	56,275

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding for the nine months ended September 30, 2023 and September 30, 2022.

The calculation of basic earnings per share for all periods presented is as a follows:

In financial income for the period:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Net profit (loss) attributable to shareholders	7,249	176,740	(31,685)	49,937
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted profit (loss) per share (in Colombian pesos)	5.59	136.18	(24.41)	38.48

In total comprehensive income for the period:

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Net (loss) profit attributable to the shareholders	(903,761)	334,888	(349,836)	88,419
Weighted average of the number of ordinary shares attributable to earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted (loss) profit per share (in Colombian pesos)	(696.35)	258.03	(269.55)	68.13

Note 34. Impairment of assets

No impairment on financial assets were identified at September 30, 2023 and at December 31, 2022, except on trade receivables and other account receivables (Note 7).

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	September 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Trade receivables and other accounts receivable at amortized cost	12,912	11,485	19,550	18,001
Equity investments (Note 11)	10,676	10,676	10,676	10,676
Forward contracts measured at fair value through income (Note 11)	1,028	1,028	27,300	27,300
Derivative swap contracts denominated as hedge instruments (Note 11)	3,344	3,344	14,480	14,480
Investments in private equity funds (Note 11)	415	415	426	426

Non-financial assets
Investment property (Note 13)	82,771	165,477	83,420	165,477
Investment property held for sale (Note 39)	3,925	6,692	3,925	6,692

Financial liabilities
Loans and borrowings (Note 19)	1,895,908	1,885,138	791,098	780,917
Forward contracts measured at fair value through income (Note 24)	5,879	5,879	5,404	5,404
Swap contracts denominated as hedge instruments (Note 24)	1,605	1,605	-	-

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.

Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A

Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Equity investments	Level 2	Market quote prices	The fair value of such investments is determined as reference to the prices listed in active markets if companies are listed; in all other cases, the investments are measured at the deemed cost as reported in the opening balance sheet, considering that the effect is immaterial and that carrying out a measurement using a valuation technique commonly used by market participants may generate costs higher than the value of benefits.	N/A

Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets

Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A

Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (10% - 14%) Vacancy rate (0% - 54.45%) Terminal capitalization rate (7.5% - 8.5%)

Investment property	Level 3	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable value

Investment property	Level 3	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.	Physical value of building and land.

Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.	Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities

Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.

Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI

Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract. Market representative exchange rate on the date of valuation. Forward points of the Peso-US Dollar forward market on the date of valuation. Number of days between valuation date and maturity date. Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)

Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the nine months ended at September 30, 2023.

Note 36. Contingencies

Contingent Assets

The Company has not material contingent assets to disclose at September 30, 2023 and at December 31, 2022.

Contingent Liabilities

Contingent liabilities at September 30, 2023 and at December 31, 2022 are:

(a)	The following proceedings are underway, seeking that the Company be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN amounting to $40,027 (December 31, 2022 - $35,705) regarding notice of special requirement 112382018000126 of September 17, 2018 informing of a proposal to amend the 2015 income tax return. In September 2021, the Company received a new notice from DIAN, confirming their proposal. However, external advisors regard the proceeding as a contingent liability.

-	Resolutions issued by the District Tax Direction of Bogotá, relating to industry and trade tax for the bimesters 4, 5 and 6 of 2011 for alleged inaccuracy in payments, in the amount of $11,830 (December 31, 2022 - $11,830).

(b)	Guarantees:

-	Since June 1, 2017, the Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. On August 11, 2023 the amount was updated to $3,967.

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2023 the Company, as joint and several debtors of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond the Company acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.

These contingent liabilities, whose nature is that of potential liabilities, are not recognized in the statement of financial position; instead, they are disclosed in the notes to the financial statements.

Note 37. Dividends declared and paid

The Company´s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the period for nine months ended at September 30, 2023 the amount paid was $217,255.

The Company´s. General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. During the year ended at December 31, 2022 the amount paid was $237,580.

Note 38. Seasonality of transactions

The Company’s operation cycles indicate certain seasonality in operating and financial results once there is a concentration during the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year.

Note 39. Assets held for sale

The Company management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to the Company. Consequently, certain investment property was classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	September 30, 2023	December 31, 2022
Investment property	3,925	3,925

Note 40. Subsequent events

At October13, 2023 Casino Group and Companhia Brasileira de Distribuição S.A. – CBD executed of a pre agreement with Grupo Calleja, entity in El Salvador, for the sale of total equity interest in the Company (34.05% and 13.26%, respectively), in tender offers to be launched in Colombia and in United States of America for the acquisition of 100% of the outstanding shares the Company, including shares represented by American Depositary Shares (ADRs) and Brazilian Depositary Receipts (BDRs) and which is subject to the acquisition of at least 51% of the shares of the Company.

The tender offer will be subject to Superintendencia Financiera de Colombia’s approval and the necessary filings in the US Securities and Exchange Commission (SEC) and is expected to close around year end 2023.

Note 41. Interim separate statements of cash flows for the period ended September 30, 2022

The Company identified that certain items in the statement of cash flows for the nine-months ended September 30, 2022, need to be reclassified for the purpose of presentation and comparability with the statement of cash flows for the nine-months period ended September 30, 2023. As a result of these reclassifications, the operating, investing, and financing activities have been restated. The following table summarizes the reclassifications, which have no impact on the other financial statements, the period’s results, or any of the measurement indicators used by the Company.

	January 1 to September 30, 2022 restated	Adjustments and reclassifications		January 1 to September 30, 2022
Operating activities

Profit for the period	176,740			176,740

Adjustments to reconcile profit for the period
Current income tax	13,958			13,958
Deferred income tax	51,432			51,432
Interest, loans and lease expenses	148,481			148,481
Gain from changes in fair value of derivative financial instruments	(26,666)			(26,666)
Impairment of receivables, net	(160)	11,939	(1)	11,779
Reversal impairment losses of receivables	-	(11,939	)(1)	(11,939)
Impairment of inventories, net	2,094			2,094
Impairment of property, plant and equipment and investment properties	785			785
Employee benefit provisions	1,269			1,269
Provisions and reversals	12,058	2,688	(1)	14,746
Reversals of provisions	-	(2,688	)(1)	(2,688)
Depreciation of property, plant and equipment, investment property and right of use asset	340,379			340,379
Amortization of intangible assets	16,892			16,892
Share of profit in associates and joint ventures accounted for using the equity method	(129,319)			(129,319)
Loss from the disposal of non-current assets	1,405			1,405
Loss from reclassification of non-current assets	230			230
Other adjustments from items other than cash	(80)			(80)
Interest income	(5,658)			(5,658)
Operating income before changes in working capital	603,840	-		603,840

Increase in trade receivables and other accounts receivable	(36,779)	(723	)(2)	(37,502)
Decrease in prepayments	12,519			12,519
Decrease in receivables from related parties	17,086	(349	)(2)	16,737
Increase in inventories	(690,923)			(690,923)
Decrease (increase) in tax assets	8,077	(27,468	)(1)	(19,391)
Provisions paid	(14,105)			(14,105)
Decrease in trade payables and other accounts payable	(884,998)	34,057	(3)	(850,941)
Increase in accounts payable to related parties	1,018			1,018
Decrease in tax liabilities	(12,859)			(12,859)
Decrease in other liabilities	(69,323)			(69,323)
Income tax paid	(27,468)	27,468	(1)	-
Net cash flows (used in) operating activities	(1,093,915)	32,985		(1,060,930)

Investing activities

Advances to subsidiaries and joint ventures	(32,627)			(32,627)
Acquisition of property, plant and equipment	(166,074)	(34,057	)(3)	(200,131)
Acquisition of investment property	(610)			(610)
Acquisition of intangible assets	(19,724)			(19,724)
Proceeds of the sale of property, plant and equipment and intangible assets.	1,000			1,000
Dividends received	113,039			113,039
Net cash flows (used in) investing activities	(104,996)	(34,057)		(139,053)

Financing activities

Cash flows provided by changes in interests in subsidiaries that do not result in loss of control	(11)			(11)
Proceeds from financial assets	6,103			6,103
Payments of derivative instruments and collections on behalf of third parties	(20,740)			(20,740)
Proceeds from loans and borrowings	764,374			764,374
Repayment of loans and borrowings	(111,278)			(111,278)
Payments of interest of loans and borrowings	(54,885)			(54,885)
Lease liabilities paid	(198,392)			(198,392)
Interest on lease liabilities paid	(75,178)			(75,178)
Dividends paid	(237,562)			(237,562)
Interest received	5,658			5,658
Payments on the reacquisition of shares	(316,756)			(316,756)
Net cash flows provided by (used in) financing activities	(238,667)			(238,667)

Net decrease in cash and cash equivalents	(1,437,578)	(1,072)		(1,438,650)
Cash and cash equivalents at the beginning of period	2,063,528	1,072	(2)	2,064,600
Cash and cash equivalents at the end of period	625,950			625,950

1)	Internal reclassifications without effect between activities for net presentation of asset impairments, liability provisions, their respective reversals and payment movements related to income tax.

2)	Minor reclassifications.

3)	Reclassification of payable accounts for the non-monetary acquisition of property, plant, and equipment.